Evo Acquisition Corp.

10 Stateline Road

Crystal Bay, Nevada

VIA EDGAR

October 6, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: William Demarest

Re:	Evo Acquisition Corp.
Form 10-K for the Year Ended December 31, 2021
Filed March 28, 2022
File No. 001-40029

Dear Mr. Demarest,

Evo Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 1, 2022, regarding the Form 10-K for the Year Ended December 31, 2021, submitted to the Commission on March 28, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2021

General

1. We note that management assessed the effectiveness of internal control over financial reporting at December 31, 2021. Please revise to address management’s conclusion regarding the effectiveness of internal control over financial reporting.

Response: In the discussion of disclosure controls in the in section Item 9A of Form 10-K (“Controls and Procedures”), the Company notes its Certifying Officers concluded that, as of December 31, 2021, its “disclosure controls and procedures were not effective during the year-ended December 31, 2021, due solely to the material weakness in our internal control over financial reporting described below in “Changes in Internal Control Over Financial Reporting.” In response to this material weakness, we implemented new procedures and controls, including the engagement of accounting advisors to assist management in its review of accounting for complex financial instruments. As a result, we believe this material weakness has been remediated as of December 31, 2021. Accordingly, management believes that the financial statements included in this Report present fairly in all material respects our financial position, results of operations and cash flows for the period presented.”

Although the Item 9A section entitled “Management’s Annual Report on Internal Controls over Financial Reporting” does not specifically address management’s conclusion regarding the effectiveness of internal control over financial reporting, we are of the view that the disclosure in the prior section clearly states that the Certifying Officers concluded that, as of December 31, 2021, its “disclosure controls and procedures were not effective during the year-ended December 31, 2021, due solely to the material weakness in our internal control over financial reporting” described in that section.

Further, in the Item 9A section entitled “Changes in Internal Control Over Financial Reporting”, we again specifically disclosed the identified material weakness, steps taken to remediate it, and management’s assessment that it had been remediated.

Based on the foregoing, we are of the view that management’s conclusion that the Company’s internal control over financial reporting was effective as of December 31, 2021 was appropriately disclosed.

Notwithstanding the foregoing, we acknowledge the Staff’s comment, and will review our future filings to assure that management’s conclusion regarding the effectiveness of internal control over financial reporting is clearly set forth in such filings.

Form 10-K for the Year Ended December 31, 2021

General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that its sponsor, Evo Sponsor LLC, is a Delaware limited liability company, and is not controlled by a non-U.S. person. Mr. Michael Lerch, a U.S. citizen, is the sole managing member of the sponsor, and as such has the authority to manage the business and affairs of the sponsor. Three members of the sponsor, who collectively hold an approximately 2.4% minority interest in the sponsor, are from Japan and one member, who owns an 0.8% minority interests in the sponsor is from the United Kingdom; they are not managing members and do not have any control over the sponsor. No non-U.S. person has a “substantial interest,” as defined by 31 CFR 800.244, in the sponsor, and the Company does not believe that the minority interests of the members noted above would constitute substantial ties with a non-U.S. person.

The Company respectfully advises the Staff the Company has included the following risk factor in the Company’s subsequent Quarterly Report on Form 10-Q for the period ended June 30, 2022, that was filed with the Commission on August 11, 2022:

We may not be able to complete an Initial Business Combination with a U.S. target company since such Initial Business Combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

Certain federally licensed businesses in the United States, such as broadcasters and airlines, may be subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Were we considered to be a “foreign person” under such rules and regulations, any proposed Business Combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions and/or CFIUS review. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. If our potential Initial Business Combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate an Initial Business Combination with such business. In addition, if our potential Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Initial Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Initial Business Combination. CFIUS may decide to block or delay our Initial Business Combination, impose conditions to mitigate national security concerns with respect to such Initial Business Combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain Initial Business Combination opportunities that we believe would otherwise be beneficial to us and our shareholders. A s a result, the pool of potential targets with which we could complete an Initial Business Combination may be limited and we may be adversely affected in terms of competing with other SPACs which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our Initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our Public Stockholders may only receive $10.00 per share, and our Warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Richard Chisholm
Richard Chisholm, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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